SCHEDULE 13D

                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*


                                   DTLL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     233335
     -----------------------------------------------------------------------
                                 (CUSIP Number)

                                  Bryan Nichols
                               2130 54th St. NW
                                Buffalo, MN 55313
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 20, 2003
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 Pages

-----------------------------------------------                                 ----------------------------------------------
CUSIP NO.                                                    13D                PAGE ____ OF ____ PAGES
-----------------------------------------------                                 ----------------------------------------------
------------- ----------------------------------------------------------------------------------------------------------------
1             NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Bryan Nichols
------------- ----------------------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                                     (a) [ ]
                                                                                                                      (b) [ ]

------------- ----------------------------------------------------------------------------------------------------------------
3             SEC USE ONLY

------------- ----------------------------------------------------------------------------------------------------------------
4             SOURCE OF FUNDS (SEE INSTRUCTIONS)

              PF
------------- ----------------------------------------------------------------------------------------------------------------
5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

------------- ----------------------------------------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.
------------------------- --------- ------------------------------------------------------------------------------------------
                          7         SOLE VOTING POWER
       NUMBER OF
         SHARES                     84,576 (INCLUDES 25,000 SHARES OF COMMON
      BENEFICIALLY                  STOCK ISSUABLE UNDER OPTIONS AND WARRANTS
        OWNED BY                    CURRENTLY EXERCISABLE OR EXERCISABLE WITHIN
          EACH                      60 DAYS OF THE DATE OF THIS FILING)
       REPORTING          --------- ------------------------------------------------------------------------------------------
         PERSON           8         SHARED VOTING POWER
          WITH
                                    0
                          --------- ------------------------------------------------------------------------------------------
                          9         SOLE DISPOSITIVE POWER

                                    84,576 (INCLUDES 25,000 SHARES OF COMMON
                                    STOCK ISSUABLE UNDER OPTIONS AND WARRANTS                                                -
                                    CURRENTLY EXERCISABLE OR EXERCISABLE WITHIN
                                    60 DAYS OF THE DATE OF THIS FILING)
                          --------- ------------------------------------------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER

                                    0
------------- ----------------------------------------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              84,576 (INCLUDES 25,000 SHARES OF COMMON STOCK ISSUABLE UNDER
              OPTIONS AND WARRANTS CURRENTLY EXERCISABLE OR EXERCISABLE WITHIN
              60 DAYS OF THE DATE OF THIS FILING)
------------- ----------------------------------------------------------------------------------------------------------------
12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                        [ ]

------------- ----------------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              10.7%
------------- ----------------------------------------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              IN
------------- ----------------------------------------------------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

         Dental Resources, Inc.


Item 2.  Identity and Background.
         -----------------------

         (a)      Name: Bryan Nichols

         (b)      Residence or business address: 2130 54th St. NW
                                                 Buffalo, MN 55313

         (c)      Principal occupation: Vice President--Sales of Laboratory
                                        Products
                                        DRIA, LLC
                                        530 River Street South
                                        Delano, Minnesota 55328

         (d) The reporting person has not, during the last five years, been convicted in a criminal proceeding.

         (e) During the last five years the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The reporting person is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         The reporting person acquired the shares of Issuer's common stock over a period of several years. The reporting person used personal funds for such purchases.


Item 4.  Purpose of Transaction.
         ----------------------

         The shares of the Issuer's common stock were acquired by the reporting person for investment purposes. The reporting person may make additional purchases of common stock either in the open market or in private transactions, including shares which may be acquired upon exercise of options or conversion of notes currently held or subsequently acquired by him, depending on his evaluation of the Issuer's business, prospects and financial condition, the market for the common stock, other opportunities available to him, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, the reporting person may decide in the future to sell all or part of his investments in the Issuer's common stock.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         The reporting person beneficially owns an aggregate of 84,576 shares of common stock of the Issuer, representing 10.7% of the shares of common stock that would be outstanding assuming exercise of the options and warrants held by him. Of such shares, 59,576 are held directly by the reporting person, and 25,000 are obtainable upon exercise of options and warrants which are currently exercisable or will become exercisable within 60 days of the date of this Schedule 13D. The reporting person has sole voting and dispositive power over all of the common stock and rights to acquire common stock currently owned by him.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
         ---------------------------------------------------------------------

                  None

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

                  None.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:     March 20, 2003

                                                           /s/ Bryan Nichols
                                                           ---------------------
                                                           Bryan Nichols




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